Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - October 25, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Court Grants Order Approving CNPC Acquisition of PetroKazakhstan

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) is pleased to announce today that the Alberta Court of Queen's Bench has granted the order approving the Arrangement involving the acquisition of the Company for US$55.00 cash per share by a wholly-owned subsidiary of CNPC International Ltd. A copy of the Court's decision has been posted to the Company's website at www.petrokazakhstan.com.

PetroKazakhstan intends to close the Arrangement tomorrow; October 26, 2005 as soon as possible after the order has been filed with the Court. PetroKazakhstan will make a further announcement once the closing has occurred.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. The Company is engaged in the acquisition, exploration, development and production of oil and gas, the refining of crude oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425